SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

 Form 20-F. ☒  Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes . ☐  No. ☒

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on October 27, 2006 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, in relation to the Third Quarterly Report of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Date: November 1, 2006	By:	/s/ Su Liang
Name: Su Liang
Title: Company Secretary

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

THIRD QUARTERLY REPORT OF 2006

SUMMARY

The unaudited financial statements of the Company for the Third Quarterly Report were prepared in accordance with the PRC GAAP.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

1 IMPORTANT NOTICE

1.1	The directors of the Company (the “Directors”) collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	Mr. Si Xian Min, who did not attend the board meeting because of business travel, appointed Mr. Xu Jie Bo to attend the board meeting on his behalf.

1.3	The financial statements of the Company for the Third Quarterly Report were unaudited.

1.4	Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (Chief of Accounting Work, President), Mr. Xu Jie Bo (Chief Financial Officer) and Mr. Xiao Li Xin (Chief of Accounting Department and General Manager of the Financial Department) of the Company, warrant that the Third Quarterly Report is true and complete.

2 BASIC PARTICULARS OF THE COMPANY

2.1 Basic Information of the Company

Stock abbreviation:	China South Air
Stock code:	600029 (A share), 1055 (H share), ZNH (ADS)

	Company Secretary	Securities Representative
Name:	Su Liang	Lei Bin
Correspondence	No. 278 Ji Chang Road,	No. 278 Ji Chang Road,
Address:	Guangzhou	Guangzhou
Telephone:	020-86124737, 86124462	020-86124737, 86124462
Facsimile:	020-86659040	020-86659040
E-mail address:	webmaster@cs-air.com	webmaster@cs-air.com

2.2 Financial Information

2.2.1 Major Accounting Data and Financial Indices (Unaudited)

	As at 30 September 2006	As at 31 December 2005	30 September 2006 compared to 31 December 2005 Change
			(%)

Total assets (RMB’ million)	78,648	72,304	8.77

Shareholders’ equity (excluding minority interests) (RMB’ million)	10,406	9,951	4.57
Net assets per share (RMB)	2.38	2.28	4.39

Adjusted net assets per share (RMB)	2.29	2.19	4.57

	For the period from 1 July 2006 to 30 September 2006	For the period from 1 January 2006 to 30 September 2006	Period from 1 July 2006 to 30 September 2006 compared to same period of 2005 Change
			(%)

Net cash inflow from operating activities (RMB’ million)	2,453	3,963	371.73
Earnings per share (RMB)	0.29	0.10	52.63
Return on net assets (%)	13.19	4.45	Increase of 5.89 percentage points

Return on net assets after extraordinary gains and losses (%)	13.07	3.03	Increase of 5.81 percentage points

Extraordinary gains/losses			Amount
			(RMB’ million)

Subsidy income			103
Expired sales in advance of carriage			33
Others			35
Effect of the above on taxation			(26)

Total			145

2.2.2	Unaudited Profit and Loss Account

		Consolidated		The Company
		For the period from 1 July 2006 to 30 September 2006	For the period from 1 July 2005 to 30 September 2005	For the period from 1 July 2006 to 30 September 2006	For the period from 1 July 2005 to 30 September 2005
Items
		(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)

Revenue from principal operations		13,891	11,401	11,414	9,141
Less:	Costs of principal operations	10,979	9,273	9,034	7,540
Business taxes and surcharges		364	328	285	252

Profit from principal operations		2,548	1,800	2,095	1,349
Add:	Profit from other operations	46	45	47	26
Less:	Selling expenses	735	814	607	647
	General and administrative
	expenses	476	460	397	317
	Financial expenses/(income)	30	(437)	(5)	(443)

Operating profit		1,353	1,008	1,143	854
Add:	Investment income	10	102	120	98
	Subsidy income	32	–	25	–
	Non-operating income	8	8	7	6
Less:	Non-operating expenses	25	5	7	5

Profit before income tax		1,378	1,113	1,288	953
Less:	Income tax	28	119	–	101
	Minority interests	62	142	–	–

Net Profit		1,288	852	1,288	852

	Consolidated		The Company
	For the period from 1 January 2006 to 30 September 2006	For the period from 1 January 2005 to 30 September 2005	For the period from 1 January 2006 to 30 September 2006	For the period from 1 January 2005 to 30 September 2005

Items
	(RMB’ million)	(RMB’ million)	(RMB’ million)	(RMB’ million)
Revenue from principal operations	34,915	29,454	27,822	23,247
Less: Costs of principal operations	29,234	25,197	23,655	20,179
Business taxes and surcharges	916	846	699	640

Profit from principal operations	4,765	3,411	3,468	2,428
Add: Profit from other operations	158	285	146	179
Less: Selling expenses	2,230	2,104	1,774	1,655
General and administrative
expenses	1,457	1,322	1,105	907
Financial expenses	780	146	644	56

Operating profit/(loss)	456	124	91	(11)
Add: Investment income	5	92	201	93
Subsidy income	103	–	81	–
Non-operating income	101	31	87	22
Less: Non-operating expenses	33	62	13	50

Profit before income tax	632	185	447	54
Less: Income tax expense/(benefit)	55	62	(6)	45
Minority interests	124	114	–	–

Net Profit	453	9	453	9

2.3	As at the end of the reporting period, the total number of shareholders and the shareholdings of ten largest listed shareholders of listed shares of the Company were as follows:

Shareholdings of the ten largest listed shareholders
Name of Shareholders (full name)	Shareholdings as at 30 September 2006	Nature of shares held
HKSCC	1,149,157,998	H Shares
The Industrial and Commence
Bank of China – Yi Fang Da Selected
Stock-Type Securities Investment Fund	26,215,567	A Shares
Boshi Value Increase Securities Investment Fund	22,000,000	A Shares
National Social Security Fund 108 Portfolio	20,030,386	A Shares
National Social Security Fund 102 Portfolio	19,427,704	A Shares
Hai Tong – Bank of Communications
– Nikko Asset Management Co., Ltd
– Nikko AM China A Share Umbrella Fund	11,999,959	A Shares
China Construction Bank – Boshi Value
Increase Securities Investment Fund II	11,681,782	A Shares
Yu Yang Securities Investment Fund	10,126,500	A Shares
The Industrial and Commence Bank of China
– Shangzheng 50 Exchange Traded
(Securities Investment) Fund	9,374,446	A Shares
Bank of Agriculture – Great Wall An Xi
Return Hybrid Securities Investment Fund	9,252,272	A Shares

3	MANAGEMENT DISCUSSION AND ANALYSIS

3.1	Brief analysis of the Company’s overall operational activities during the reporting period

As a result of the continuous and stable economic growth in China, all operational indices of the Company were remarkably increased. Moreover, the Company was benefited from the Renminbi appreciation against foreign currencies including US dollars. Despite the substantial increase of the operation cost caused by the continuous hiking jet fuel price and its likely upward trend, the Company achieved a great performance in its operation. During the period, the Company’s traffic volume was 2,292,420,000 tonne-kilometers, representing a growth of 11.4% over the same period of last year; passengers carried were 14,260,000, representing an increase of 12.4% from the same period last year; cargo and mail traffic amounted to 223,000 tonne, representing an increase of 4.1% from the same period last year. Revenue from principal operations for the third quarter was RMB13,891,000,000 yuan, an increase of 21.8% from the same period last year, profit from the principal operations was RMB2,548,000,000 yuan, an increase of 41.6% from the same period last year, and the net profit was increased to RMB1,288,000,000 yuan compared with RMB852,000,000 yuan of the same period last year, representing an increase of 51% . From the first quarter to the third quarter of this year, the Company’s total traffic volume was 6,000,160,000 tonne-kilometers, representing an increase of 11.0% from the same period last year; passengers carried were 36,949,000, an increase of 12.0% from the same period last year; cargo and mail traffic amounted to 599,000 tonne, an increase of 6.5% from the same period last year; and the passenger load factor was 72.3%, an increase of 2.9% from the same period last year. The accumulated revenue from principal operations was RMB34,915,000,000 yuan, an increase of 18.5% from the same period last year, profit from principal operations was RMB4,765,000,000 yuan, an increase of 39.7% from the same period last year, and net profit was RMB453,000,000 yuan, while the accumulated net profit in the same period of last year was RMB9,000,000 yuan.

3.1.1	Principal operations or products representing more than 10% of the income or profit from the Company’s principal operations

Unit: RMB’ million
	Revenues from principal operations
		Costs of principal operations	Gross profit margin
			(%)
Passengers	32,017	29,234	13.65
Cargo	2,672
Others	226

3.1.2
Related party transactions in respect of daily operations of the Company: significant related party transactions (based on the relevant rules and regulations of the Shanghai Stock Exchange) in respect of purchase of merchandise and service

	Nature of		% of same type
Name	transaction	Amount	of transaction
		(RMB’ million)
Guangzhou Aircraft Maintenance Engineering Company Limited	Aircraft and engine repair and maintenance	241	7.3
MTU Maintenance Zhuhai Co., Ltd.	Aircraft and engine repair and maintenance	193	5.8
Southern Airlines (Group) Air Catering Co., Ltd.	Air catering	90	10.5

Guangzhou Aircraft Maintenance Engineering Company Limited, a jointly controlled entity of the Company, provides aircraft and engine repair and maintenance service to the Company.

MTU Maintenance Zhuhai Co., Ltd., a jointly controlled entity of the Company, provides aircraft and engine repair and maintenance service to the Company.

Southern Airlines (Group) Air Catering Co., Ltd., a subsidiary of the controlling shareholder, provides air catering service to the Company.

By Order of the Board of
China Southern Airlines Company Limited
 Liu Shao Yong
Chairman

Guangzhou, the People’s Republic of China
26 October 2006

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Tan Wan Geng, Chen Zhen You, Wang Quan Hua, Zhao Liu An, Xu Jie Bo and Si Xian Min as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.